SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Wakefield and the State of Rhode Island on the 17th day of December, 1999.


                                                  IGAM Group Funds
                                                  (Name of Registrant)


                                              By: /s/ Eugene Y.W. Lee, Ph.D.
                                                  Eugene Y. W. Lee, Ph.D.
                                                  President and Secretary


   Attest:  /s/ Jong Ho Hwang
          Jong Ho Hwang, Assistant Secretary